Mail Stop 4561

October 15, 2008

Ms. Randi Swatt
Chief Executive Officer
Safe Technologies International, Inc.
123 NW 13 Street, Suite 30408
Boca Raton, FL 33432

>   **Re: Safe Technologies International, Inc.**
>   **Form 10-KSB/A for the Fiscal Year Ended December 31, 2007**
>   **Form 10-QSB for the Quarterly Period Ended March 31, 2008**
>   **File No. 000-17746**

Dear Ms. Swatt:

We have reviewed your amendment and response letter dated October 10, 2008, in connection with the above-referenced filings and have the following comment. If indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated September 25, 2008.

Form 10-KSB/A for the Fiscal Year Ended December 31, 2007

Item 8A. Controls and Procedures, page 16

1.   We note your revised disclosures that indicate that your evaluation of disclosure controls and procedures was based on the criteria set forth in the COSO framework. Please note that COSO provides a framework for the evaluation of the effectiveness of internal control over financial reporting, not disclosure controls and procedures. Please confirm, if true, that you utilized the COSO framework to assess the effectiveness of internal controls over financial reporting and not disclosure controls and procedures and amend your filing accordingly.

* * * * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 or me at (202) 551-3408 if you have any questions regarding the above comment.

Sincerely,

Christine Davis
Assistant Chief Accountant

cc: Gerald W. Gritter, Esq.
        Redgrave & Rosenthal LLP
        Via Facsimile at 561-391-9944